Exhibit 17.1

June 8, 2010

The Board of Directors
Augme Technologies, Inc.
43 W. 24th Street, Suite 11B
New York, NY 10010

Gentlemen:

Effective as of June 8, 2010, I hereby resign my positions as Chief Executive Officer and as a member of the Board of Directors of Augme Technologies, Inc., a Delaware corporation (the “Company”).

I confirm that my resignations as an officer of the Company and from the Company’s Board of Directors is not predicated on any disagreements or objections as to any matter relating to the Company’s operations, policies or practices.

Sincerely,

/s/ Mark Severini
Mark Severini